SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

                      UNDER THE TRUST INDENTURE ACT OF 1939

                                   ----------

                      PANAMSAT INTERNATIONAL SYSTEMS, INC.
                               (Name of applicant)

                               One Pickwick Plaza
                               Greenwich, CT 06830
                    (Address of principal executive offices)

                                   ----------

           Securities to be Issued Under the Indenture to be Qualified

            Title of Class                                 Amount
      12.75% Senior Subordinated
   Notes, Due 2005 (the "Exchange Notes")               $373,693,550

Approximate date of proposed public offering: September 30, 1997.

                    Name and Address of agent for service:


                               Bruce Haymes, Esq.
                      PanAmSat International Systems, Inc.
                               One Pickwick Plaza
                               Greenwich, CT 06830
                                 (203) 622-6664

                                   Copies to:

                            Dennis J. Friedman, Esq.
                           Claude S. Serfilippi, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100

                                     GENERAL

Item 1. GENERAL INFORMATION. Furnish the following information as to the applicant:

         (a)  Form of organization:

              A corporation.

         (b)  State or other sovereign power under the laws of which organized:

              Delaware.

Item 2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933, as amended (the "Securities Act") is not required.

         On August 14, 1997 an Exchange Trigger Date (as defined in the Certificate of Designation (as defined below)) occurred with respect to all of the outstanding 12 3/4% Manditorily Exchangeable Senior Redeemable Preferred Stock, par value $0.01 per share (the "Senior Redeemable Preferred Stock") of PanAmSat International Systems, Inc. (the "Company"). Pursuant to the Certificate of Designation relating to the Senior Redeemable Preferred Stock (the "Certificate of Designation"), within 30 days after an Exchange Trigger Date the Company is required to send written notice to each holder of Senior Redeemable Preferred Stock stating, among other things, the date fixed for exchange of all of its outstanding Senior Redeemable Preferred Stock into Exchange Notes (the "Exchange Date"). At June 30, 1997 the Company had 352,740 shares of Senior Redeemable Preferred Stock outstanding, all of which have been registered under the Securities Act pursuant to a Registration Statement (File No. 33-84836) which was declared effective by the Securities and Exchange Commission on or about April 13, 1995. Additional shares of Senior Redeemable Preferred Stock issued after June 30, 1997 to pay interest on outstanding shares of Senior Redeemable Preferred Stock have also been registered under the Securities Act pursuant to such Registration Statement.

         Pursuant to the Certificate of Designation, the Company intends to exchange all Senior Redeemable Preferred Stock outstanding on the Exchange Date into Exchange Notes (the "Exchange"). No sales of any securities of the same class by the applicant or by or through any underwriter have been or are to be made at or about the same time as the Exchange. No consideration (including any commission or other remuneration) has been or will be given, directly or indirectly, to any person in connection with the Exchange. No cash payment has been or will be made by any holder of any outstanding securities of the applicant in connection with the Exchange.

         Accordingly, the applicant will rely on Section 3(a)(9) of the Securities Act in connection with the Exchange.

                                  AFFILIATIONS

Item 3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         The only affiliate of the applicant is General Motors Corporation ("GM"). GM is an affiliate of the applicant by virtue of owning 71.5% of the outstanding common stock of PanAmSat Corporation ("PanAmSat") which owns indirectly 100% of the capital stock of the applicant.

         In addition, pursuant to a Stockholders Agreement with certain other stockholders of PanAmSat, GM has the right to designate eight of the ten members of PanAmSat's Board of Directors.



                             MANAGEMENT AND CONTROL

Item 4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.



      Name                      Mailing Address                  Office

Frederick A. Landman       c/o PanAmSat Corporation     President
                           One Pickwick Plaza
                           Greenwich, CT  06830

Carl A. Brown              c/o PanAmSat Corporation     Executive Vice President
                           One Pickwick Plaza
                           Greenwich, CT  06830

Lourdes Saralegui          c/o PanAmSat Corporation     Executive Vice President
                           One Pickwick Plaza
                           Greenwich, CT  06830

Kenneth N. Heintz          c/o PanAmSat Corporation     Chief Financial Officer
                           One Pickwick Plaza
                           Greenwich, CT  06830

James W. Cuminale          c/o PanAmSat Corporation     Senior Vice President
                           One Pickwick Plaza           and Secretary
                           Greenwich, CT  06830

Each of the foregoing persons is also a director of the applicant.


Item 5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.


         All of the capital stock of the applicant is beneficially owned, directly or indirectly, by PanAmSat. At August 15, 1997, based on filings with the Securities and Exchange Commission, the following persons owned 10% or more of the voting securities of PanAmSat.




                                                                 Percentage of
Name and Complete                  Title of          Amount    Voting Securities
Mailing Address                  Class Owned         Owned          Owned

General Motors Corporation       Common Stock     106,622,807         71.5%
3044 West Grand Boulevard
Detroit, Michigan 48202-3901

Mary Anselmo                     Common Stock      15,422,995         10.3%
c/o PanAmSat Corporation
One Pickwick Plaza
Greenwich, CT  06830

                                  UNDERWRITERS

Item 6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         a)

      Underwriter(s)              Securities Underwritten        Date of Issue

Donaldson, Lufkin & Jenrette   9 3/4% Senior Secured             August 5, 1993
Securities Corporation         Notes Due 2000

Donaldson, Lufkin & Jenrette   11 3/8% Senior  Notes             August 5, 1993
Securities Corporation         Subordinated Discount
                               Due 2003

Morgan Stanley & Co.           12 3/4% Manditorily               April 13, 1995
Incorporated; Bear Stearns &   Exchangeable Senior
Co. Inc.; Donaldson Lufkin &   Redeemable Preferred Stock
Jenrette Securities
Corporation

Morgan Stanley & Co.           Common Stock                  September 21, 1995
Incorporated; Bear Stearns &
Co. Inc.; Donaldson Lufkin &
Jenrette Securities
Corporation

         b) There will be no underwriters involved in the Exchange contemplated herein.


                               CAPITAL SECURITIES

Item 7.  CAPITALIZATION

         (a) Furnish the following information as to each authorized class of securities of the applicant.

                               As of June 30, 1997

Title of Class                   Amount Authorized           Amount Outstanding
--------------                   -----------------           ------------------
12 3/4% Manditorily                  20,000,000                    352,740*
Exchangeable Senior
Redeemable Preferred
Stock, $0.01 par value

Class A Common Stock,               100,000,000                 21,231,415
$0.01 par value

Class B Common Stock,               100,000,000                 40,459,431
$0.01 par value

Common Stock, $0.01 par             400,000,000                 38,309,154
value

*    Does not include 9,389 shares for accrued dividend obligations.

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

                   Preferred Stock. Holders of Senior Redeemable Preferred Stock
              have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Designation. The Certificate of Designation provides that if (a) dividends on the Senior Redeemable Preferred Stock are in arrears and unpaid (and if after April 15, 2000, such dividends are not paid in cash) for four quarterly periods (whether or not consecutive), (b) the Company fails to discharge any redemption obligation with respect to the Senior Redeemable Preferred Stock,
              (c) a breach or violation of the provisions in the Certificate of Designation relating to the Exchange occurs, or the Company fails to exchange Exchange Notes for the Senior Redeemable Preferred Stock on the mandatory Exchange Date (whether or not the Company satisfies the conditions to permit such exchange), (d) the Company fails to make an offer to purchase all of the outstanding shares of Senior Redeemable Preferred Stock following a Change of Control (as defined in the Certificate of Designation), if such offer to purchase is required by the Change of Control provisions set forth in the Certificate of Designation, (e) a breach or violation of the covenants set forth in the Certificate of Designation occurs and the breach or violation continues for a period of 30 days or more or (f) a default occurs on the obligation to pay principal of, interest on or any other payment obligation when due (a "Payment Default") at final maturity on one or more classes of indebtedness of the Company or any subsidiary of the Company, whether such indebtedness exists on the issue date of the Senior Redeemable Preferred Stock or is incurred thereafter, having individually or in the aggregate an outstanding principal amount of $10.0 million or more, or any other Payment Default occurs on one or more such classes of indebtedness and such class or classes of indebtedness are declared due and payable prior to their respective maturities, then the number of directors constituting the Board of Directors will be adjusted to permit the holders of the majority of the then outstanding Senior Redeemable Preferred Stock, voting separately as a class, to elect two directors. Such voting rights will continue until such time as all dividends in arrears on the Senior Redeemable Preferred Stock are paid in full (and in the case of dividends payable after April 15, 2000, paid in cash) and any failure, breach or default referred to in clause
              (b), (c), (d), (e) or (f) is remedied, at which time the term of any directors elected pursuant to the provisions of this paragraph shall terminate. Each such event described in clauses (a) through
              (f) above is referred to herein as a "Voting Rights Triggering Event."

                   The Company's Certificate of Incorporation provides that upon the occurrence of a Voting Rights Triggering Event, the number of directors constituting the Board of Directors will be increased by the number of directors that the holders of the Senior Redeemable Preferred Stock are entitled to elect, plus such further number of directors as is necessary thereafter to permit (i) the holders of the Class B Common Stock and Common Stock, voting together as a single class, to elect the number of directors they were entitled to elect without regard to the voting rights of the Senior Redeemable Preferred Stock and (ii) the holders of the Class A Common Stock and the Common Stock, voting together as a single class, to elect a number of directors that is one greater than the sum of the number of directors to be elected by the holders of Class B Common Stock and Common Stock, voting together as a class, and the number of directors that holders of Senior Redeemable Preferred Stock are entitled to elect. Whenever the right of the holders of Senior Redeemable Preferred Stock to elect directors shall cease, the number of directors constituting the Board of Directors will be restored to the number of directors constituting the Board of Directors prior to the time or event which entitled the holders of Senior Redeemable Preferred Stock to elect directors.

                   Any vacancy occurring in the office of a director elected by holders of the Senior Redeemable Preferred Stock may be filled by the remaining director elected by such holders unless and until such vacancy shall be filled by such holders.

                   The Certificate of Designation also provides that the Company will not authorize any class of securities ranking senior to or pari passu with the Senior Redeemable Preferred Stock without the affirmative vote or consent of holders of at least 66 2/3% of the shares of Senior Redeemable Preferred Stock then outstanding, voting or consenting, as the case may be, separately as one class. The Certificate of Designation also provides that the Company may not amend the Certificate of Designation so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of the Senior Redeemable Preferred Stock, or authorize the issuance of any additional shares of Senior Redeemable Preferred Stock, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Senior Redeemable Preferred Stock, voting or consenting, as the case may be, separately as one class. The holders of at least 66 2/3% of the outstanding shares of Senior Redeemable Preferred Stock, voting or consenting, as the case may be, separately as one class, may also waive compliance with any provision of the Certificate of Designation. The Certificate of Designation also provides that, except as set forth above, (a) the creation, authorization or issuance of any shares of securities ranking junior, senior or pari passu to or with the Senior Redeemable Preferred Stock or (b) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock, shall not require the consent of the holders of Senior Redeemable Preferred Stock and shall not be deemed to affect adversely the rights, preferences, privileges or voting rights of holders of shares of Senior Redeemable Preferred Stock.

                   Under Delaware law, holders of preferred stock will be
              entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares or such class so as to affect them adversely.

                   Common Stock. Holders of the Common Stock are entitled to
              cast one vote per share, and holders of Class A Common Stock and Class B Common Stock are entitled to cast 15 votes per share on all matters submitted to a vote of common stockholders. The Common Stock votes (i) with the Class A Common Stock for the election of a majority of the directors of the Company and (ii) with the Class B Common Stock for the remaining directors of the Company, in each case voting together as a single class. In addition, except as provided in the Company's Certificate of Incorporation or otherwise required by law, the affirmative vote of (a) the holders of a majority of the voting power of the Class A Common Stock and the Common Stock, voting together as a single class, and (b) holders of a majority of the voting power of the Class B Common Stock and the Common Stock, voting together as a single class, is required to approve all other matters submitted to a vote of the Company's stockholders.

                   Approval of the holders of a majority of the voting power of the Class A Common Stock (so long as the outstanding shares of Class A Common Stock represent at least 5% of the total of the outstanding shares of the common stock) and Class B Common Stock (so long as the outstanding shares of Class B Common Stock represent at least 5% of the total of the outstanding shares of the common stock), voting as separate classes, is required in order to take the following actions: (1) material transactions outside the ordinary course of business and not provided for in the Company's business plan; (2) material changes to the Company's business plan, and material deviations in expenditures, and material increases in the level of indebtedness for borrowed money of the Company or incurrence of any guarantees, above the amounts contemplated by the Company's business plan; (3) subject to certain exceptions relating to the Senior Redeemable Preferred Stock, any distributions with respect to or redemptions, repurchases, acquisitions or other payments in respect of equity interests of the Company; (4) certain issuances of equity interests in the Company; (5) any public offering or registration of securities of the Company; (6) the dissolution, merger, termination, consolidation or reorganization of the Company; (7) certain insider or affiliate transactions; (8) any amendment to certain provisions of the Company's Certificate of Incorporation or the Company's By-Laws; (9) the creation of any committee of the Board of Directors; or (10) appointment of the Chief Executive Officer, if other than one of certain specified individuals.

                   Under Delaware law, in addition to any other required vote, the affirmative vote of the holders of a majority of the outstanding shares of any class of Common Stock is required to approve any amendment to the Company's Certificate of Incorporation that would increase or decrease the aggregate number of authorized shares of any class, increase or decrease the par value of the shares of any class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect such class adversely. As permitted by Delaware law, the Company's Certificate of Incorporation contains a provision eliminating the requirement for a separate class vote of the holders of Common Stock with regard to an amendment which increases or decreases the number of authorized shares of Common Stock.

                              INDENTURE SECURITIES

Item 8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a) (2) of the Trust Indenture Act of 1939, as amended.

         The 12.75% Senior Subordinated Notes, Due 2005 (the "Exchange Notes") will be issued under a Trust Indenture (the "Indenture") between PanAmSat International Systems, Inc. (the "Company") and First Trust National Association, as trustee (the "Trustee"). The following is a summary only of certain provisions of the Indenture. Capitalized terms used herein and not otherwise defined will have the definitions assigned to such terms in the Indenture. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture. A copy of the Indenture, including the form of Exchange Notes, is included as Exhibit T3C hereto.

    (A) Defaults under the Indenture; Withholding of Notice of any Default.

         Each of the following constitutes an "Event of Default" under the
Indenture:

         (a) default for 30 days in the payment when due of interest on the Exchange Notes;

         (b) default in the payment when due of principal of or premium on the Exchange Notes at maturity, upon redemption or otherwise;

         (c) default in the performance or breach of covenants relating to Restricted Payments, Incurrence of Indebtedness and Issuance of Preferred Stock, Asset Sales or Offer to Repurchase Upon Change of Control;

         (d) default by the Company for 60 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Exchange Notes then outstanding in the performance of any other covenant, warranty or other agreement in this Indenture or the Exchange Notes;

         (e) default after the expiration of any applicable grace periods by the Company under certain material contracts which default would permit termination of such contracts;

         (f) payment default under any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) aggregating, together with all such other defaults, $10.0 million or more;

         (g) default under any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries), which default results in the acceleration of such Indebtedness aggregating, together with all other payment defaults or maturity accelerations, $10.0 million or more;

         (h) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million which judgments are not stayed within 60 days after their entry; or

         (i) certain events, including bankruptcy, insolvency or reorganization of the Company, any Subsidiary Guarantor or any Significant Subsidiary of the Company pursuant to or within the meaning of Bankruptcy Law.

         If a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall mail to Holders of Exchange Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, or premium, if any, or interest on, any Exchange Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Exchange Notes.

    (B) Authentication and Delivery of the Exchange Notes; Application of Proceeds.

         An Officer of the Company shall sign the Exchange Notes for the Company by manual or facsimile signature. If an Officer whose signature is on an Exchange Note no longer holds that office at the time the Exchange Note is authenticated, the Exchange Note shall nevertheless be valid.

         An Exchange Note shall not be valid until authenticated by the manual signature of the Trustee. The signature of the Trustee shall be conclusive evidence that the Exchange Note has been authenticated under the Indenture. The form of Trustee's certificate of authentication to be borne by the Exchange Notes shall be substantially as set forth in Exhibit A to the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers of the Company, authenticate Exchange Notes for original issuance.

         The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Exchange Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Exchange Notes whenever the Trustee may do so.

         The Exchange Notes will be issued in exchange for the Preferred Stock. Consequently, the Company will receive no cash proceeds from the issuance of the Exchange Notes.

    (C) Release and Substitution of Property subject to the Lien of the Indenture.

         The Exchange Notes will be unsecured obligations of the Company.

    (D) Satisfaction and Discharge of the Indenture.

         The Indenture provides that the Company may elect, through a Board resolution, to effect either Legal Defeasance or Covenant Defeasance upon compliance with certain conditions.

         Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Exchange Notes, and to have satisfied all its other obligations under such Exchange Notes and the Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged under the Indenture: (a) the rights of Holders of outstanding Exchange Notes to receive solely from the trust fund described in Section 8.04 of the Indenture, and as more fully set forth in such Section, payments in respect of the principal of, and premium, if any, and interest on, such Exchange Notes when such payments are due, (b) the Company's obligations with respect to such Exchange Notes under Sections 2.04, 2.06, 2.07, 2.10 and 4.02 of the Indenture,
(c) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and the Company's obligations in connection therewith and (d) Article 8 of the Indenture. Subject to compliance with Article 8 of the Indenture, the Company may exercise its option to effect Legal Defeasance notwithstanding the prior exercise of its option to effect Covenant Defeasance with respect to the Exchange Notes.

         Upon the Company's election to effect Covenant Defeasance, the Company shall be released from its obligations under the covenants contained in Sections 4.03, 4.04, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.16, 4.17 and 4.18
of the Indenture and Article 5 of the Indenture with respect to the outstanding Exchange Notes on and after the date the conditions set forth below are satisfied, and the Exchange Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes. For this purpose, such Covenant Defeasance means that, with respect to the outstanding Exchange Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant. In addition, upon the Company's election to effect Covenant Defeasance, Sections 6.01(d) through 6.01(h) of the Indenture shall not constitute Events of Default.

         The following are the conditions to the application of either Legal Defeasance or Covenant Defeasance to the outstanding Exchange Notes:

              (a) The Company shall irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Exchange Notes, (a) cash in U.S. Dollars in an amount, or (b) non-callable Government Securities which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, cash in U.S. Dollars in an amount, or (c) a combination thereof, in such amounts, as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge (i) the principal of, and premium, if any, and interest on, the outstanding Exchange Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal, premium, if any, or interest and (ii) any mandatory sinking fund payments or analogous payments applicable to the outstanding Exchange Notes on the day on which such payments are due and payable in accordance with the terms of the Indenture and of such Exchange Notes; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such non-callable Government Securities to said payments with respect to the Exchange Notes;

              (b) In the case of an election to effect Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United states reasonably acceptable to the Trustee confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance has not occurred;

              (c) In the case of an election to effect Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee to the effect that the Holders of the outstanding Exchange Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

              (d) No Default or Event of Default with respect to the Exchange Notes shall have occurred and be continuing on the date of such deposit or, insofar as Section 6.01(i) or 6.01(j) of the Indenture is concerned, at any time in the period ending on the 91st day after the date of such deposit;

              (e) Such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which the Company is bound;

              (f) The Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit made by the Company pursuant to its election to effect either Legal Defeasance or Covenant Defeasance was not made by the Company with the intent of preferring the Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

              (g) The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either Legal Defeasance or Covenant Defeasance (as the case may be) have been complied with.

    (E)  Evidence of Compliance with Conditions and Covenants.

         (a) The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether each entity has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge each entity has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture, including, without limitation, a default in the performance or breach of Section 4.07, Section 4.09, Section 4.10 or Section 4.15 of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action each is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Exchange Notes is prohibited or if such event has occurred, a description of the event and what action each is taking or proposes to take with respect thereto.

         (b) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to Section 4.03 of the Indenture shall be accompanied by a written statement of the Company's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention which would lead them to believe that the Company has violated any provisions of Article 4 or Article 5 of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof.

         (c) The Company shall, so long as any of the Exchange Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of (i) any Default or Event of Default or (ii) any default under any Indebtedness referred to in Section 6.01(f) or (g) of the Indenture, an Officers' Certificate specifying such Default, Event of Default or default and what action the Company is taking or proposes to take with respect thereto.

         (d) Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company is required to furnish to the
Trustee:

              (i) an Officer's Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

              (ii) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Item 9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         There is no person other than the applicant who is an obligor under the Indenture or otherwise upon the Exchange Notes.



         Contents of application for qualification. This application for qualification comprises:

    (a)  Pages numbered 1 to 16, consecutively.  (1)

    (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1.

    (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

                  Exhibit T3A               Restated Certificate of
                                            Incorporation of PanAmSat
                                            International Systems, Inc.,
                                            currently in effect.

                  Exhibit T3B               Restated By-laws of PanAmSat
                                            International Systems, Inc.

                  Exhibit T3C               Form of Indenture to be qualified
                                            (including form of Exchange Note
                                            attached as Exhibit A thereto).

                  Exhibit T3E               Form of Exchange Notice Letter.

                  Exhibit T3F               Cross Reference Sheet showing
                                            the location in the Indenture of the
                                            provisions inserted therein pursuant
                                            to Sections 310 through 318(a),
                                            inclusive, of the Trust Indenture
                                            Act of 1939, as amended (included in
                                            Exhibit T3C hereof).

(1) Pursuant to Rule 309(a) of Regulation ST, requirements as to sequential numbering shall not apply to this electronic format document.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, PanAmSat International Systems, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested all in the City of
Greenwich, State of Connecticut, on the     day of         , 1997.

                                     PANAMSAT INTERNATIONAL SYSTEMS, INC.


                                     By:   /s/ Kenneth N. Heintz
                                        ------------------------------
                                     Name:  Kenneth N. Heintz
                                     Title:  Chief Financial Officer

Attest: /s/ James W. Cuminale
       --------------------------
Name:   James W. Cuminale
Title:  Senior Vice President
          and Secretary